[KILPARTRICK STOCKTON LLP LETTERHEAD]

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November 2, 2009	direct dial 202 508 5854 direct fax 202 585 0904 vcangelosi@kilpatrickstockton.com
VIA EDGAR AND HAND DELIVERY
Mr. Christian Windsor
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Athens Bancshares Corporation Athens Federal Community Bank 401(k) Plan Registration Statement on Form S-1 Filed September 17, 2009 File No. 333-161967
Dear Mr. Windsor:
     On behalf of Athens Bancshares Corporation (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 initially filed by the Company on September 17, 2009.
     The Amended Registration Statement is filed in response to the staff’s comment letter dated October 14, 2009. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the applicable document has been revised in response to the comments. The Amended Registration Statement also reflects revised disclosure to the prospectus in response to comments received from the Office of Thrift Supervision (the “OTS”) on the Application for Conversion on Form AC filed by Athens Federal Community Bank (the “Bank”). A courtesy copy of the OTS response letter, which includes all OTS comments and the Bank’s responses, is also enclosed.
ATLANTA       AUGUSTA       CHARLOTTE       DUBAI       NEW YORK       RALEIGH       STOCKHOLM       WASHINGTON       WINSTON-SALEM

Mr. Christian Windsor
U.S. Securities and Exchange Commission
November 2, 2009

General
1.	Please include an updated consent of the independent auditors in the pre-effective amendment.
Response to Comment No. 1:
     Please see the updated consent of Hazlett, Lewis & Bieter, PLLC included as Exhibit 23.2 to the Amended Registration Statement.
2.	Please consider including a “Recent Developments” section in the forepart of the registration statement to update the financial information for any material changes in financial condition, results of operations and performance, capital and asset quality ratios related to your most recent interim financial statements.
Response to Comment No. 2:
     The Company has included a “Recent Developments” section beginning on page 25 of the prospectus.
Prospectus Cover Page
3.	Please confirm that the company will not use the prospectus before the effective date of the registration statement, or, in the alternative, please revise to include an appropriate “subject to completion” legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.
Response to Comment No. 3:
     The Company hereby confirms that it will not use the prospectus before the effective date of the Amended Registration Statement.
4.	We note on page 4 that you state that if your pro forma market value at the end of the stock offering period is either below $16.2 million or above $25.1 million, then after consulting with the Office of Thrift Supervision, you may (i) terminate the stock offering and promptly return all funds, with interest; (ii) set a new offering range and give all subscribers the opportunity to confirm, modify or rescind their purchase orders for shares of Athens Bancshares Corporation’s common stock; or (iii) take such other actions as may be permitted by the Office of Thrift Supervision and the Securities Exchange Commission. Please revise your cover page to include this information. Additionally, we note that on page

Mr. Christian Windsor
U.S. Securities and Exchange Commission
November 2, 2009

9 of the prospectus, you state that if you intend on selling fewer than 1,515,000 shares or more than 2,412,750 shares, all subscribers will be notified and given the opportunity to confirm, change or cancel shares and if no response is received to this notice, the company will return the subscribers funds promptly with interest at the passbook rate. Please revise the disclosure to resolve the discrepancy.
Response to Comment No. 4:
     Please see the additional disclosure on the cover page of the prospectus. As discussed with the staff, there is no discrepancy between the disclosure included on pages 4 and 9 of the prospectus because if the Company elects to sell fewer than 1,515,000 shares or more than 2,412,750 shares (i.e., option (ii) of the disclosure on page 4), the Company will notify all subscribers and give them the opportunity to confirm, change or cancel shares and, if no response is received to this notice, the Company will return the subscriber’s funds promptly with interest paid at the passbook rate, as disclosed on page 9 of the prospectus.
The Offering Will Not be Taxable to Persons Receiving ..., page 8
5.	Revise the subheading for this section so that it reflects the qualified opinion provided by your counsel.
Response to Comment No. 5:
     Please see the revised disclosure on page 8 of the prospectus.
Risk Factors, page 13
6.	We note your risk factors include phrases such as “there can be no assurances.” Please revise to remove such language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.
Response to Comment No. 6:
     Please see the revised disclosure on pages 14, 17 and 21 of the prospectus.

Mr. Christian Windsor
U.S. Securities and Exchange Commission
November 2, 2009

The current economic recession ..., page 15
7.	Please revise the risk factor to include a discussion of the effect that the economic recession has had on your primary market areas.
Response to Comment No. 7:
     Please see the revised disclosure on page 15 of the prospectus.
Risk Factors, page 13
Additional expenses following the offering ..., page 17
8.	This risk factor discusses two different risks, in particular the impact of your new equity plans and the impact of new compliance burdens. Since the resulting risks to a non-affiliated shareholder from these two risks is different, please revise this section to discuss them differently.
Response to Comment No. 8:
     Please see the revised disclosure on page 17 of the prospectus.
The charter and bylaws of Athens Bancshares Corporation and certain regulations may prevent or make more difficult certain transactions, page 19
9.	We note that Section 3 of Article II of your Bylaws states that to be eligible for election, reelection, appointment or reappointment to the Board of Directors, a person must reside within a county in which an office of the Corporation or one of its depository institution subsidiaries is located or in any adjacent county in Tennessee. Please revise this risk factor to address this bylaw provision.
Response to Comment No. 9:
     At the request of the OTS, the Company will amend this Bylaw provision to provide that a majority of the Company’s directors must reside, work or maintain a place of business in the State of Tennessee. The Company has revised the risk factor identified above to reflect the amended provision. Please see the revised disclosure on page 20 of the prospectus.

Mr. Christian Windsor
U.S. Securities and Exchange Commission
November 2, 2009

Use of Proceeds, page 24
10.	Please revise the table to include a note explaining the column stating “15% Above Maximum of Offering price” since it appears that 2,412,750 is more than 15% above, 2,085,000 shares.
Response to Comment No. 10:
     Please see the revised disclosure on pages 7, 31, 37, 38, 40, 41 and 43 of the prospectus.
Subsidiaries, page 46
11.	Please revise to clarify whether the subsidiaries described are subsidiaries of Athens Bancshares Corporation or subsidiaries of Athens Federal Community Bank. Please also revise to describe the development of the business of your subsidiaries. Additionally, please describe in greater detail your relationship with Valley Title Services, LLC.
Response to Comment No. 11:
     Please see the revised disclosure on page 54 of the prospectus.
Executive Compensation, page 77
12.	To the extent that you are planning to pay other equity and non-equity incentive compensation other than that under the equity incentive plan, please revise to discuss.
Response to Comment No. 12:
     The Company is not currently planning to pay other equity and non-equity incentive compensation other than that under the equity incentive plan.
Transactions with Athens Federal Community Bank, page 82
13.	Please revise to provide information as of the most recent practicable date. Please also revise to include information for the periods specified in Item 404 and in addition, for the two fiscal years preceding the company’s last fiscal year. See Instruction 1 to Item 404.

Mr. Christian Windsor
U.S. Securities and Exchange Commission
November 2, 2009

Response to Comment No. 13:
     Please see the revised disclosure on pages 94 and 95 of the prospectus.
14.	We note that you state that as of June 30, 2009, the outstanding balances of Mr. Millsaps’ home equity line of credit and construction loan were $48,000 and $218,000. Please revise to provide the amount outstanding as of the latest practicable date, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness. See Item 404(a)(5) of Regulation S-K.
Response to Comment No. 14:
     Please see the revised disclosure on page 94 of the prospectus.
Subscriptions by Executive Officers and Directors, page 84
15.	Please revise your table to include the percentages of ownership based upon the proposed purchases of stock in the offering of each of the directors and executive officers at the minimum of the offering range.
Response to Comment No. 15:
     Please see the revised disclosure on page 96 of the prospectus.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Transfers of financial assets, page F-10
16.	Please revise your audited financial statements to disclose whether you incur recourse obligations due to normal representations and warranties for the loans you sell. As of each balance sheet date, please quantify the exposure for loan repurchases you may be required to make under the recourse obligations of your representation and warranty provisions. Disclose the amount of repurchases made during each of the years presented, and quantify the gain or loss recorded on those repurchases.
Response to Comment No. 16:
     Please see the revised disclosure on page F-12 of the prospectus.

Mr. Christian Windsor
U.S. Securities and Exchange Commission
November 2, 2009

Recent accounting pronouncements, page F-11
17.	We note the following accounting pronouncements were effective for the interim period ended June 30, 2009, and their adoption was not discussed in this footnote:
•	FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are not Orderly” effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.

•	FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, effective for interim periods ending after June 15, 2009 with earlier adoption permitted for periods ending after March 15, 2009.

•	FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments, effective for interim and annual reporting periods ending after June 15, 2009 and early adoption was permitted for periods ending after march 15, 2009.
Please revise your filing to discuss how these accounting standards were adopted, including a brief description of the standard, a discussion of the adoption methods allowed and elected by the Company and the impact, if any, that the adoption of these standards had on the financial statements and related disclosures.
Response to Comment No. 17:
     Please see the revised disclosure beginning on page F-17 of the prospectus.
Note 3. Securities, page F-14
18.	We note that you were required to adopt FSP FAS 115-2 and FAS 124-2 in the quarter ending June 30, 2009. Please revise to include the required footnote disclosures related to your adoption of this FSP. At a minimum your revised disclosures should address how the Company has adopted the significantly revised recognition criteria described in paragraphs 19 to 26 of FSP FAS 115-2

Mr. Christian Windsor
U.S. Securities and Exchange Commission
November 2, 2009

and FAS 124-2 for determining whether an impairment of a debt security is other than temporary. For example, consider including the following disclosure:
•	How you adopted the new criteria for determining whether an other-than-temporary impairment has occurred if you do not intend to sell, but will more likely than not be required to sell the security, before the recovery of its amortized cost basis. Refer to paragraph 21 of FSP FAS 115-2 and FAS 124-2;

•	How you have adopted the new evaluation criteria that assumes an other-than-temporary impairment has occurred for the entire amortized cost of the security if the present value of the cash flows expected to be collected is less than the amortized basis of the security. Refer to paragraphs 22 and 23 of FSP FAS 115-2 and FAS 124-2; and

•	The additional factors to consider when determining whether a credit loss exists which include: the historical and implied volatility of the fair value of the security, the payment structure of the debt security including non-traditional loan terms, and the consideration of recoveries or additional declines subsequent to the balance sheet date. Refer to paragraph 25 of FSP FAS 115-2 and FAS 124-2.
Response to Comment No. 18:
     Please see the revised disclosure on pages F-19, F-20, F-23 and F-24 of the prospectus.
19.	As a related matter, please revise your footnote disclosure to reconcile the new evaluation methodology, which should have been adopted in the second quarter of 2009, to your conclusion at December 31, 2008 that there were no other-than-temporary impairments, partially due to your ability and intent to hold these securities for a sufficient time period to recover their amortized cost. In preparing your revision, please refer to paragraph 7 of FSP FAS 115-2 and FAS 124-2 that modifies the assertion in your footnote and to the new recognition criteria in paragraphs 19 to 26 of the pronouncement.
Response to Comment No. 19:
     Please see the revised disclosure on pages F-23 and F-24 of the prospectus.

Mr. Christian Windsor
U.S. Securities and Exchange Commission
November 2, 2009

Note 16. Fair Value Disclosures, page F-28
20.	We note your disclosure on page F-29 that when a appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Bank records the impaired loan as nonrecurring Level 3. We further note your disclosure that all of your impaired loans measured at fair value on a nonrecurring basis were considered Level 3 at June 30, 2009 and December 31, 2008. Please expand your disclosure to quantify those instances in which you adjusted the appraised value versus those for which you used alternative processes or procedures to determine the fair value of the collateral. Also, please address the following:

Please see the revised disclosure on pages F-42 and F-43 of the prospectus. The Company has revised Note 16 to more appropriately categorize the Level 2 and Level 3 hierarchy relating to impaired loans. As noted in the revised footnote, the majority of impaired loans are based on current appraisals, conducted by an independent, licensed appraiser outside of the Bank using observable market data. Relating to the Level 3 impaired loans, the Bank expanded its disclosures to disclose management’s process when appraised values are further adjusted by management. The Bank has also addressed the additional information requested by the staff below.
•	Your disclosure indicates that impaired loans are classified as Level 3 when the fair value of the collateral is further impaired below the current appraised value and there is no observable market price. Please advise us regarding the factors you consider in determining that an appraisal is not determinative of fair value.

The Bank records an impaired loan as nonrecurring Level 3 when management has become aware of events that have significantly impacted the condition or marketability of the collateral since the most recent appraisal. In these situations, management will reduce the appraisal amounts based on factors determined in its judgment and estimated using its collective knowledge of the collateral and market conditions.

When management is familiar with the property, its condition, and the surrounding market, management may believe that the cost-benefit of obtaining a new appraisal is not justified, and that management can make an accurate estimate of fair value utilizing the most recent appraisal and the factors discussed above. Adjustments to appraised value are primarily based on changes in the condition of the collateral when management has specific knowledge of a decline

Mr. Christian Windsor
U.S. Securities and Exchange Commission
November 2, 2009

in the condition of the property. Additionally, the Bank tracks its current markets and comparable properties using market searches in its areas for declines in the market and increased holding periods since the latest appraisal.

•	Provide an enhanced discussion of the instances in which you adjusted the appraised value, including substantive reasons to support your conclusion;

An example of management adjusting appraised value occurred when one commercial real estate loan, with an estimated fair value of approximately $700,000, was transferred to impaired status during the six months ended June 30, 2009. This transfer caused the majority of the increase in Level 3 loans during the period ended June 30, 2009. A major component of the collateral underlying this loan was a specific use commercial property under long term lease with a regional bank at the time of the latest appraisal. Due to recent mergers and the consolidation of branches, the regional bank has defaulted on the lease. Therefore, the potential rents of this vacant building, which was previously leasing for $7,000 per month, have decreased to approximately $2,000 per month and the Bank will have to incur additional costs to modify the building so that it might be useable for a wider customer base if foreclosed. Management determined that it could reasonably estimate the value of this property at June 30, 2009 without obtaining a more current appraisal; therefore, this asset has been recorded in Level 3 within the GAAP hierarchy.

•	Describe the typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, disclose if there have been any significant time lapses during this process;

Management performs its impairment analysis on a monthly basis. Loans that have an indicator of impairment, such as a bankruptcy filing or significant past due status, are considered impaired and moved from the SFAS 5 pool to the specifically identified SFAS 114 impaired loan calculation. At that time, and for every month thereafter until foreclosure or settlement, management calculates the specific allowance for loan loss needed for each impaired loan and an appropriate allowance is recorded. Management will determine if a new appraisal is necessary for its calculation on a case by case basis depending upon its specific knowledge of the collateral, credit and age of the previous appraisal. There are no significant time lapses in this process.

Mr. Christian Windsor
U.S. Securities and Exchange Commission
November 2, 2009

•	In more detail, describe the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

Management has an ongoing process for evaluating substandard credits which is driven by an Asset Classification Committee comprised of the Chief Credit Officer, applicable lenders and other Bank officers. The process includes on-site visits and inspection of the collateral by the Bank officers for significant credits. Actual charge-offs are not recorded until the loan is settled or foreclosed.

•	Tell us whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, disclose the amount of the difference and corresponding reasons for the difference, as applicable;

Charge-offs resulting from differences from what was determined by management to be fair values using the Level 2 and Level 3 processes described above have totaled approximately $39,000 relating to the periods presented. Management deems these amounts to be insignificant for disclosure and believes this further supports the reasonableness of management’s estimation process relating to impaired loans.

•	Tell us how you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically disclose your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

It is not a practice of the Bank to partially charge-off loans. Charge-offs are not recorded until a loan is settled or foreclosed. As disclosed in Note 1 to the audited consolidated financial statements, loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loans whose original terms are modified are evaluated by management to determine if they qualify for treatment as a troubled debt restructuring. If determined to be a trouble debt restructuring, these loans are evaluated under SFAS 114.

•	In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide a comprehensive

Mr. Christian Windsor
U.S. Securities and Exchange Commission
November 2, 2009

discussion of your process and procedures for estimating the fair value of the collateral for these loans; and

The process of determining the value of collateral always begins with an appraisal unless the collateral is an automobile or equipment, in which case the Bank obtains quoted National Automobile Dealers Association (NADA) values. Management will next determine if adjustments to the values are necessary based on the factors previously discussed.

•	For those loans you determined that no specific valuation allowance was necessary, disclose the substantive reasons to support this conclusion.

Please see the revised disclosure on page F-28 of the prospectus.
Exhibits
Exhibit 5.1
21.	We note that the legality opinion does not express any opinion concerning law other than the laws of the State of Indiana. However, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Please revise.
Response to Comment No. 21:
     Please see the revised legality opinion included as Exhibit 5.1 to the Amended Registration Statement.
* * *

Mr. Christian Windsor
U.S. Securities and Exchange Commission
November 2, 2009

     Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at 202.508.5854.
Very truly yours,
KILPATRICK STOCKTON LLP

/s/ Victor L. Cangelosi

Victor L. Cangelosi
Enclosures

cc:	Benjamin Phippen, U.S. Securities and Exchange Commission
Amit Pande, U.S. Securities and Exchange Commission
Allicia Lam, U.S. Securities and Exchange Commission
Donald W. Dwyer, Office of Thrift Supervision
Virgie Grant-Brooks, Office of Thrift Supervision
John P. Harootunian, Office of Thrift Supervision
Yashica M. Pope, Office of Thrift Supervision
Patricia Goings, Office of Thrift Supervision
Roger Smith, Office of Thrift Supervision
Jeffrey L. Cunningham, Athens Bancshares Corporation
Michael R. Hutsell, Athens Bancshares Corporation
Andrew J. Glenn, Hazlett, Lewis & Bieter, PLLC
Anthony Dugan, Hazlett, Lewis & Bieter, PLLC
Harold Hanley, Keefe Bruyette & Woods, Inc.
Charles Sloane, Keefe Bruyette & Woods, Inc.
Allan Jean, Keefe Bruyette & Woods, Inc.
Anthony Cannizzaro, Keefe Bruyette & Woods, Inc.
Martin Meyrowitz, Silver, Freedman & Taff LLP
Michael Keller, Keller & Company, Inc.
John Shaffer, Keller & Company, Inc.
Ronald Riggins, RP Financial, LC
Gregory Dunn, RP Financial, LC
Paul M. Aguggia, Esq.
Thomas P. Hutton, Esq.
Suzanne A. Walker, Esq.
Stephen F. Donahoe, Esq.